

20012793

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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2019 (MM/DD/YY) AND ENDING 01/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. Sherwold Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)

Lake Forest	California	92630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary W. Sherwold — 949 470-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165.	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Sherwold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. Sherwold Associates, Inc., as of January 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

THOMAS P. FLYNN II
COMM. # 2268472
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 16, 2022

State of CALIFORNIA
County of ORANGE
Subscribed and sworn to (or affirmed) before me on this 9TH day of APRIL, 2020 by GARY W. SHERWOLD proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public


ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of G. W. Sherwold Associates, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of G. W. Sherwold Associates, Inc. (the "Company") as of January 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
April 6, 2020

G. W. Sherwold Associates, Inc.
Statement of Financial Condition
January 31, 2020

Assets

Cash	$ 618,059
Property and equipment, net	3,945
Total assets	$ 622,004

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 57,978
Pension payable	92,000
Payroll taxes payable	504
Total liabilities	150,482
Stockholder's equity	
Common stock, no par value, 100,000 shares authorized, 1,010 shares issued and outstanding	1,010
Additional paid-in capital	9,552
Retained earnings	460,960
Total stockholder's equity	471,522
Total liabilities and stockholder's equity	$ 622,004

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Income
For the Year Ended January 31, 2020

Revenues	
Advisory Income	$ 1,019,880
Commissions	714,068
Other income	29
Total revenues	1,733,977
Expenses	
Employee compensation and benefits	955,051
Administrative fees	145,866
Occupancy and equipment rental	279,618
Professional fees	23,419
Other operating expenses	276,949
Total expenses	1,680,903
Net income before income taxes	$ 53,074
Income tax provision	20,442
Net income	**$ 32,632**

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 31, 2019	$ 1,010	$ 9,552	$ 428,328	$ 438,890
Net income	-	-	32,632	32,632
Balance at January 31, 2020	$ 1,010	$ 9,552	$ 460,960	$ 471,522

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Statement of Cash Flows
For the Year Ended January 31, 2020

Cash flow from operating activities:		
Net income		$ 32,632
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 27,700	
(Increase) decrease in assets:		
Advance to shareholder	48,100	
Increase (decrease) in liabilities:		
Federal income tax payable	(27,250)	
State income tax payable	(11,219)	
Unearned Advisory Fees	4,785	
Pension payable	92,000	
Total adjustments		134,116
Net cash provided by (used in) operating activities		166,748
Cash flow from investing activities:		-
Cash flow from financing activities:		-
Net increase (decrease) in cash		166,748
Cash at beginning of year		451,311
Cash at end of year		$ 618,059
Supplemental disclosure of Cash Flow Information:		
Interest Paid		0
Income Taxes Paid		$ 31,377

The accompanying notes are an integral part of these financial statements.

G. W. Sherwold Associates, Inc.
Notes to Financial Statements
January 31, 2020

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

G. W. Sherwold Associates, Inc. (the "Company") was incorporated in the State of California on April 14, 1994. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including the sale of variable life annuities and mutual funds. The Company conducts the majority of its activities with customers located in Southern California.

The Company earns commissions by referring client transactions in mutual funds, variable life insurance or annuities, and other financial products and services. The Company introduced all of its securities transactions on a "subscription way basis", whereby all customers' securities applications and checks are submitted directly to the mutual fund company or variable annuity provider. Securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company. As of January 31, 2020, there were no receivables from mutual fund and/or variable annuity providers.

The Company also earns minor annual trailing commissions and is responsible for minor ongoing client relations duties, which are recorded in those periods as the services are performed.

The Company is also registered in the State of California as a Registered Investment Advisor, and earns advisory fees for the continuous on-going management of securities portfolios. Advisory fee income is recognized in the period earned. The Company does not hold client assets, and advisory fee income is paid to the company on a quarterly basis by the custodian of an advisory client's account by prior client authorization.

The Company has a sub-clearing agreement with Shareholders Services Group to facilitate clearing through Pershing LLC.

The Company is affiliated through common ownership with Associated Suites, Ltd. ("Associated").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i) and (k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and Maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Advertising and marketing costs are expensed as incurred. For the year ended January 31, 2020, the Company included $4,287 of advertising and marketing costs in other operating expenses.

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Leasehold improvements	$ 194,819	6
Computers	94,168	4
Furniture & Equipment	159,720	6
Sign	9,510	6
Total cost of property and equipment	458,217	
Less: accumulated depreciation	(454,272)	
Property and equipment, net	$ 3,945	

Depreciation expense for the year ended January 31, 2020 was $27,700.

Note 3: INCOME TAXES

The income tax expense is composed of the following:

	Current	Deferred	Total
Federal	$ 14,619	$ -	$ 14,619
State	5,823	-	5,823
Total income tax expense	$ 20,442	$ -	$ 20,442

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of January 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

Note 4: RETIREMENT PLAN

The Company has a defined contribution plan ("Plan") covering substantially all of its employees. Employees are required to have attained the age of 21 and to have completed one year of service in order to be eligible to participate in the Plan. The Plan does not provide for matching contributions from the employer, but the employer may make an annual discretionary contribution to the Plan. For the year ended January 31, 2020, the Company made a $92,000 contribution under this plan.

Note 5: RELATED PARTY TRANSACTIONS

In December of 2006, the Company entered into a service agreement with Associated for certain business management services for the Company. During the year ended January 31, 2010, the Company also entered into an expense sharing agreement whereby the Company reimburses Associated for certain administrative services. Under these agreements, for the year ended January 31, 2020, the Company paid $145,866 for administrative fees which is reflected on the Statement of Operations.

The Company also has a month-to-month office lease agreement with Associated. Total occupancy expense for the year ended January 31, 2020, was $271,900.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk default depends of the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office equipment under a sixty month, non-cancellable lease commencing in September of 2016.

At January 31, 2020, the minimum annual payment moving forward is:

Year Ending January 31, 2021:	$ 4,882
Year Ending January 31, 2022:	3,661
Total:	$ 8,543

During the year ended January 31, 2020, the Company paid $7,718 for leased equipment.

Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" of "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The update accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending January 31, 2020. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Leases
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending January 31, 2020.

Management has determined that ASU 2016-02 will not have a material impact on the Company's financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on January 31, 2020, the Company had net capital of $467,577 which was $457,540 in excess of it required net capital of $10,032; and the Company's ratio of aggregate indebtedness ($150,482) to net capital was 0.32 to 1, which is less than the 15 to 1 maximum allowed.

Note 10: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $65,300 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 532,877
Adjustments:		
Loan from shareholder	$ 26,700	
Pension plan contribution	(92,000)	
Total adjustments		(65,300)
Net capital per audited statements		$ 467,577

G. W. Sherwold Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of January 31, 2020

Computation of net capital		
Common stock	$ 1,010	
Additional paid-in capital	9,552	
Retained earnings	460,960	
Total stockholder's equity		$ 471,522
Less: Non-allowable assets		
Property and equipment, net	(3,945)	
Total non-allowable assets		(3,945)
Net capital		467,577
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness ($150,482)	$ 10,032	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		10,032
Excess net capital		$ 457,540
Ratio of aggregate indebtedness to net capital		0.32 : 1

There was a difference of $65,300 between the net capital computation shown above and net capital computation shown on the Company's unaudited Part IIA of Form X-17A-5 report dated January 31, 2020. (See Note 10).

See report of independent registered public accounting firm

G. W. Sherwold Associates, Inc.
Schedule II - Computation for Determination of the
Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of January 31, 2020

A computation of reserve requirements is not applicable to G. W. Sherwold Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

See report of independent registered public accounting firm

G. W. Sherwold Associates, Inc.
Schedule III - Information Relating to Possession or Control
Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of January 31, 2020

Information relating to possession or control requirements is not applicable to G. W. Sherwold Associates, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i) and (k)(2)(ii).

See report of independent registered public accounting firm

G. W. Sherwold Associates, Inc.
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended January 31, 2020


ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of G. W. Sherwold Associates, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) G. W. Sherwold Associates, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which G. W. Sherwold Associates, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) G. W. Sherwold Associates, Inc. stated that G. W. Sherwold Associates, Inc. met the identified exemption provisions throughout the year ended January 31, 2020 without exception. G. W. Sherwold Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about G. W. Sherwold Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
April 6, 2020




G. W. Sherwold Associates, Inc.
TM
A Registered Investment Advisory Firm
Estate & Financial Planning

Assertions Regarding Exemption Provisions

We, as members of management of G.W. Sherwold Associates, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(2)(i) and (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the most recent fiscal year ended January 31, 2020.

G.W. Sherwold Associates, Inc.

By:

Gary W. Sherwold, President

Member FINRA & SIPC
22994 El Toro Road, Lake Forest, CA 92630
Ph(949) 470-0700 Fax(949) 470-0707 1(800)-Sherwold http://www.gwsherwold.com

G. W. Sherwold Associates, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended January 31, 2020



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Directors and Equity Owner of G. W. Sherwold Associates, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by G. W. Sherwold Associates, Inc. and the SIPC, solely to assist you and SIPC in evaluating G. W. Sherwold Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended January 31, 2020. G. W. Sherwold Associates, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended January 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended January 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on G. W. Sherwold Associates, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended January 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of G. W. Sherwold Associates, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Northridge, California
April 6, 2020

G. W. Sherwold Associates Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended January 31, 2020

		Amount
Total assessment	$	1,530
SIPC-6 general assessment Payment made on 8/7/2019		(785)
SIPC-7 general assessment Payment made on 2/19/2020		(745)
Total assessment balance **(overpayment carried forward)**	$	-